July 15, 2019

Howard Doong, M.D., Ph.D.
President and Chief Executive Officer
American BriVision (Holding) Corp
11 Sawyers Peak Drive
Goshen, NY 10924

       Re: American BriVision (Holding) Corp
           Amendment No. 2 to Registration Statement on Form S-1
           Filed June 28, 2019
           File No. 333-228387

Dear Dr. Doong:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1 filed June 28, 2019

Cover Page

1. We note that you have granted the underwriter an over-subscription option. The use of an over-subscription option, however, is not appropriate in an offering being conducted on a best efforts, minimum-maximum basis. Please revise accordingly. Recent Developments, page 2

2. We note your disclosure here and on page 77 that the PDC-1421 treatments were found to be safe. Determinations of safety are solely within the authority of the FDA. Please remove these statement from your disclosure.
 Howard Doong, M.D., Ph.D.
FirstNameBriVision (Holding) Corp M.D., Ph.D.
American LastNameHoward Doong,
Comapany NameAmerican BriVision (Holding) Corp
July 15, 2019
Page 2
July 15, 2019 Page 2
FirstName LastName
       You may contact Jeffrey Gabor at 202-551-2544 or Erin Jaskot at 202-551-3442 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Healthcare &
Insurance
cc:      Jay Kaplowitz, Esq.